

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 31, 2010

via U.S. mail and facsimile

William C. Foote, Chief Executive Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

> **RE:**   **USG Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Definitive Proxy filed April 1, 2010**
> **File No. 1-08951**

Dear Mr. Foote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 92

1. We note that you have not filed all of the schedules, exhibits and appendices to Exhibits 10.11, 10.12, 10.13, 10.39 and 10.44. Please file complete versions of these exhibits, including all of the schedules, exhibits, appendices and any other attachments thereto, with your next periodic report or a current report on Form 8-K. In addition, we note that you filed Exhibit 10.11 without any signature pages. Please include all of the fully executed signature pages when you re-file this exhibit.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Note 15 – Litigation, page 20

2. You disclose that you recorded a reserve in connection with the Chinese-manufactured wallboard lawsuits. In future filings please do not refer to the amount you recorded as your loss contingency as a "reserve." ASC 450-20-50-1 states that the term "reserve" shall not be used for an accrual made pursuant to paragraph 450-20-25-2. Furthermore, in future filings please disclose the amount accrued related to the wallboard lawsuits.

3. If you meet the criteria set forth in ASC 275-10-50-8, ASC 275-10-50-9 requires disclosure of an indication that it is at least reasonably possible that a change in your estimate of your probable liability could change in the near term. The disclosure should also include an estimate of the possible loss or range of loss, or state that such an estimate cannot be made. Please revise future filings accordingly. Refer to ASC 450-20-50-2 for guidance.

Definitive Proxy Statement Filed April 1, 2010

Compensation of Executive Officers and Directors, page 19 Compensation Discussion and Analysis, page 19

Elements of Total Compensation, page 26

Annual Incentive, page 26

4. In future filings, please either disclose the amount of the target opportunity for each named executive officer or provide a cross-reference to this information if it is included in the Grants of Plan-Based Awards table.

5. With a view towards future disclosure, please tell us what the focus targets were for each named executive officer for 2009. Please also tell us how the focus targets were weighted for each named executive officer. In this regard, we note that it appears that the weighting for each officer would depend on whether five or six targets were assigned and thus would not necessarily be 10%. In providing us with this information, please show us how you calculated the actual 2009 award amount shown in the Summary Compensation Table for one of the named executive officers.

Summary Compensation Table, page 32

6. Please confirm that you used FASB ASC Topic 718 to compute the aggregate grant date fair value of the stock and option awards reported in the table. Please refer to Item 402(c)(2)(v) and (vi) of Regulation S-K. In addition, in future filings please disclose that you have used FASB ASC Topic 718 to compute the aggregate grant date fair value of any reported stock and option awards.

7. In future filings, please do not include years-of-service information in the Summary Compensation Table. The format of the table does not permit such disclosure. Please refer to Item 402(c) of Regulation S-K. If you choose, you may include years-of-service information in a footnote to the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Dieter King, Staff Attorney, at (202) 551-3338 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief